Ms. Mary Beth Breslin	June 26, 2020

Mr. Paul Fischer

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, NE

Washington, DC 20549

Re: Kiromic BioPharma, Inc.

Registration Statement on Form S-1

File No. 333-238153

Dear Ms. Breslin and Mr. Fischer:

This letter sets forth the responses of Kiromic BioPharma, Inc., a Delaware corporation (the “Company” or “we”), to comment number ten (10) received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2019 (“Comment Letter”) concerning the Company’s draft registration statement on Form S-1. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, Stock Based Compensation, page 65

10. We reference the disclosure about the valuation of your common stock in determining the grant-date fair value of stock options. Provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.

The company's response:

Estimated Preliminary Initial Public Offering (“IPO”) Price Range

The following table shows the price range disclosed in the Registration Statement.

Preliminary IPO Price Ranges

$14.00	High end of range, +7.69%
$13.00	Mid-point of range
$12.00	Low end of range, -7.69%

The above table was not disclosed in the previous Registration Statement.

Summary of Recent Option Grants and Common Stock Fair Valuation Reports

Evaluation of future event scenarios

The Company’s most recent third-party valuations were used, in part, by the Board of Directors to determine the fair value of the Company’s common stock as of the grant date of each option. They were also used to demonstrate fluctuations in fair value of the Company’s common stock leading up to the Company’s anticipated IPO. The reports issued for both cases considered a combination of the following future-event scenarios:

1.	Platform-Based Scenarios: The IPO scenarios reflect an exit or liquidity event by means of a sale of stock by the Company to the public. We split the early IPO scenarios into High and Low scenarios based on progress of product candidates.

2.	Product-Based Scenarios: These exit scenarios represent exits at a later stage of development of the product candidates. Following are the Product-Based IPO scenarios considered:

a.	IPO Early (High and Low): The High Scenario represents successful clinical trials of all or any two product candidates whereas the Low Scenario represents successful clinical trials of any one product candidate;
b.	IPO Later (High and Low): The Company’s 3rd Party Valuation Specialist modeled a later IPO exit after Biologic License Application (“BLA”) approval of the product candidates. The High Scenario represents BLA approval of all or any two product candidates whereas the Low Scenario represents BLA approval of any one product candidate;
c.	Low Sale – Early: This scenario represents failure of all candidates in Phase I/II clinical trials; and
d.	Low Sale – Later: This scenario represents failure of all candidates to receive BLA approval.

3.	Merger and Acquisition (M&A): M&A Later (High and Low): The M&A scenarios reflect a potential exit for the Company via a merger or acquisition.

a.	High Sale – The High Scenario represents BLA approval of up to two product candidates.
b.	Low Sale – IND: The Low Sale scenarios illustrate an exit assuming that the Company is unable to meet key product development milestones and has difficulty raising additional investor financing.

Evaluation of Discount for Lack of Marketability

It is important to note that the probability-weighted scenarios are discounted from an assessed rate, or a discount for lack of marketability (“DLOM”).

As discussed below, the Board granted stock options or issued restricted stock units on eight separate dates since November 10, 2017. Table A sets forth these grants:

Corporate Address
Fannin South Professional Building, Suite 140
7707 Fannin Street
Houston, TX 77054
t: 832.968.4888

Table A

Grant Date	Type of Award	Number of Shares Subject to Options Granted	Weighted Average Per Share Exercise Price of Options Granted	Fair Value per Share of Common Stock on Grant Date
November 10, 2017	Stock Option	414,858	$6.64	$6.64

March 13, 2018	Stock Option	128,770	$10.89	$11.88

November 28, 2018	Stock Option	121,351	$11.88	$11.88

September 25, 2019	Stock Option	209,505	$17.29	$17.47

January 17, 2020	Stock Option	17,631	$12.02	$43.08

June 8, 2020	Stock Option	32,001	$23.16	$24.25

June 19, 2020	Stock Option	25,972	$19.00	$19.00

June 19, 2020	Restricted Stock Unit	709,334	$19.00	$19.00

The Board’s determination of each fair value was based on fund raising activities by similar stage companies, by using Third Party 409A Valuation Assessment (“409A”), and demand of the offer by private investors. A 409A is an independent appraisal of the fair value of a private company’s common stock, or the stock reserved for founders and employees. This valuation determines the cost to purchase a share.

Table B details the dates of the 409A valuation reports.

Table B

409A Valuation Report Date	Report Reference	Reason for issuance
May 31, 2017	the “May 2017 Valuation”	Issued to determine the fair value of common stock underlying stock option grants
February 28, 2018	the “February 2018 Valuation”	Issued to determine the fair value of common stock underlying stock option grants
September 30, 2018	the “September 2018 Valuation”	Issued to determine the fair value of common stock underlying stock option grants
December 31, 2018	the “December 2018 Valuation”	Issued in anticipation of IPO
June 30, 2019	the “June 2019 Valuation”	Issued in anticipation of IPO
September 30, 2019	the “September 2019 Valuation”	Issued to determine the fair value of common stock underlying stock option grants, and in anticipation of IPO
December 31, 2019	the “December 2019 Valuation”	Issued in anticipation of IPO
March 31, 2020	the “March 2020 Valuation”	Issued to determine the fair value of common stock underlying stock option grants, and in anticipation of IPO

March 2020 Valuation. On June 8, 2020, the third party valuation specialist issued a 409A report dated March 31, 2020 to track the reasonableness of common stock fair market value price fluctuations on a period over period basis. The report, which was approved by the Company’s board indicated a common stock fair market value price per share of $24.25.

Adjustments to Valuation at Early and Late Exits, Exit Scenario probabilities and DLOM were assessed by both the Company and the third-party valuation specialist, which resulted in the increase to the common stock fair market value. The report demonstrated an assessed increased likelihood of an IPO at 90%.

Corporate Address
Fannin South Professional Building, Suite 140
7707 Fannin Street
Houston, TX 77054
t: 832.968.4888

The report also demonstrated that an early exit (June 30, 2020) would result in a valuation range of $77.6 million and $138.1 million compared to a later exit (December 31, 2020) that would result in a valuation range of $207.5 million and $250.0 million. This was based the Company’s discussions with lead underwriter to determine the key components of the offering.

The Company then applied the following DLOM values to those exit scenarios:

i.   Platform-Based Scenarios:

b.                      IPO Early: 5.0%

c.                       IPO Late: 15.0%

June 8, 2020 Option Grants. On June 8, 2020, the Company granted options to certain employees to purchase an aggregate of 32,001 shares of common stock.

June 19, 2020 Option Grants. On June 19, 2020, the Company granted options to certain employees to purchase an aggregate of 25,972 shares of common stock. The Company also granted restricted stock units to employees based quarterly vesting and performance milestone vesting for an aggregate of 709,334 shares.

Comparison of the Most Recent Valuations and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the offering was not derived using a typical approach of estimated fair value, but was determined based on discussions between the Company and the underwriters. Prior to November 15, 2019, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•                  an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  the recent performance of U.S. initial public offerings of generally comparable companies;

•                  estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                  the Company’s financial position and prospects;

•                  an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the March 2020 Valuation and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•                  The Preliminary IPO Price Range is based only upon a scenario in which the IPO price of $12.00 was reflected with 100% probability, in contrast to the Company’s prior valuations of common stock, which considered other potential exit scenarios, which would have resulted in higher value of its common stock than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the March 2020 Valuation would have been $12.00 per share (before giving effect to any discount for lack of marketability).

•                  The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. As described above, a discount for lack of marketability was applied in the third-party valuation reports.

Corporate Address
Fannin South Professional Building, Suite 140
7707 Fannin Street
Houston, TX 77054
t: 832.968.4888

•                  The Company’s preferred stock currently have substantial economic rights and preferences over its common stock. Upon the consummation of an IPO, all outstanding preferred stock will convert into common stock, thus eliminating the superior economic rights and preferences of its preferred stock as compared to its common stock.

•                  The successful completion of the IPO would significantly strengthen the Company’s balance sheet and cash position, provide access to additional public equity going forward, increase the Company’s strategic flexibility and increase attractiveness of the Company’s equity as a currency to compensate employees and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

In conclusion, the Company respectfully submits that the difference between the March 2020 Valuation of its common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the consideration outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

***

Thank you for your time and consideration.

Sincerely,

/s/ Dr. Maurizio Chiriva-Internati

Dr. Maurizio Chiriva-Internati President and CEO

Kiromic BioPharma, Inc

cc:	Jeffrey J. Fessler, Sheppard Mullin, Richter & Hampton LLP

Justin Anslow, Sheppard Mullin, Richter & Hampton LLP